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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                              THE CHILE FUND, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    168834109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

          Andrew Pegge                            Jeffry S. Hoffman
     Laxey Partners Limited              Swidler Berlin Shereff Friedman, LLP
          Stanley House                         The Chrysler Building
         7-9 Market Hill                         405 Lexington Avenue
             Douglas                              New York, NY 10174
       Isle of Man IM1 2BF                          (212) 891-9260
       011 44 1624 629365


--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                  May 28, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.


                              (Page 1 of 11 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 11 Pages


                                                     SCHEDULE 13D

----------------------------------------------------------------------------------------------------------------------
CUSIP No. 168834109
----------------------------------------------------------------------------------------------------------------------
1)         Name of Reporting Persons
           ----------------------------------------------------------------------------------------------------------
           I.R.S. Identification No. of Above Persons (entities only)

           The Value Catalyst Fund Limited
           No I.R.S. Identification No.
---------- -----------------------------------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group (See Instructions)                            (a) [X]
                                                                                                          (b) [ ]
---------- -----------------------------------------------------------------------------------------------------------
3)         SEC Use Only

---------- -----------------------------------------------------------------------------------------------------------
4)         Source of Funds (See Instructions)
           OO
---------- -----------------------------------------------------------------------------------------------------------
5)         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                [ ]

---------- -----------------------------------------------------------------------------------------------------------
6)         Citizenship or Place of Organization
           Cayman Islands
----------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             0 Shares
     Number of       ------- -----------------------------------------------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              0 Shares
     Owned by        ------- -----------------------------------------------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               0 Shares
      Person         ------- -----------------------------------------------------------------------------------------
       With          10)     Shared Dispositive Power
                             0 Shares
----------------------------------------------------------------------------------------------------------------------
11)        Aggregate Amount Beneficially Owned by Each Reporting Person
           0 Shares
---------- -----------------------------------------------------------------------------------------------------------
12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)           [ ]

---------- -----------------------------------------------------------------------------------------------------------
13)        Percent of Class Represented by Amount in Row (11)
           0%
---------- -----------------------------------------------------------------------------------------------------------
14)        Type of Reporting Person (See Instructions)

           IV*
----------------------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

                                                              Page 3 of 11 Pages

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 168834109
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          Laxey Investors Limited
          No I.R.S. Identification No.
--------- -----------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
3)        SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          OO
--------- -----------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             [ ]

--------- -----------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          British Virgin Islands
---------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             0 Shares
     Number of       ------- ----------------------------------------------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              0 Shares
     Owned by        ------- ----------------------------------------------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               0 Shares
      Person         ------- ----------------------------------------------------------------------------------------
       With          10)     Shared Dispositive Power
                             0 Shares
---------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          0
--------- -----------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]

--------- -----------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          0%
--------- -----------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IV*
--------- -----------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

                                                              Page 4 of 11 Pages


---------------------------------------------------------------------------------------------------------------------
CUSIP No. 168834109
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          Laxey Investors L.P.
          No I.R.S. Identification No.
--------- -----------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
3)        SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          OO
--------- -----------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             [ ]

--------- -----------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          Delaware
---------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             0 Shares
     Number of       ------- ----------------------------------------------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              0 Shares
     Owned by        ------- ----------------------------------------------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               0
      Person         ------- ----------------------------------------------------------------------------------------
       With          10)     Shared Dispositive Power
                             0 Shares
---------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          0 Shares
--------- -----------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]

--------- -----------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          0 %
--------- -----------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          PN, IV*
--------- -----------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

                                                              Page 5 of 11 Pages

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 168834109
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          Laxey Partners Limited
          No I.R.S. Identification No.
--------- -----------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
3)        SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          N/A
--------- -----------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             [ ]

--------- -----------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          Isle of Man
---------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             0 Shares
     Number of       ------- ----------------------------------------------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              1,250 Shares
     Owned by        ------- ----------------------------------------------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               0
      Person         ------- ----------------------------------------------------------------------------------------
       With          10)     Shared Dispositive Power
                             1,250 Shares
---------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          1,250 Shares
--------- -----------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]

--------- -----------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          .01%
--------- -----------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IV*
--------- -----------------------------------------------------------------------------------------------------------

*Not registered under the Investment Advisers Act of 1940.

                                                              Page 6 of 11 Pages

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 168834109
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          Colin Kingsnorth
--------- -----------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
3)        SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          N/A
--------- -----------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             [ ]

--------- -----------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          British
---------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             0
     Number of       ------- ----------------------------------------------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              1,250 Shares
     Owned by        ------- ----------------------------------------------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               0
      Person         ------- ----------------------------------------------------------------------------------------
       With          10)     Shared Dispositive Power
                             1,250 Shares
---------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          1,250 Shares
--------- -----------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]

--------- -----------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          .01%
--------- -----------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
--------- -----------------------------------------------------------------------------------------------------------

                                                              Page 7 of 11 Pages


---------------------------------------------------------------------------------------------------------------------
CUSIP No. 168834109
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          Andrew Pegge
--------- -----------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
3)        SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          N/A
--------- -----------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             [ ]

--------- -----------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          British
---------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             0
     Number of       ------- ----------------------------------------------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              1,250 Shares
     Owned by        ------- ----------------------------------------------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               0
      Person         ------- ----------------------------------------------------------------------------------------
       With          10)     Shared Dispositive Power
                             1,250 Shares
---------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          1,250 Shares
--------- -----------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]

--------- -----------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          .01%
--------- -----------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
--------- -----------------------------------------------------------------------------------------------------------

                                                              Page 8 of 11 Pages


This Amendment No. 4 to the Statement on Schedule 13D amends and restates Item 4 of the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 30, 2001 and amended by Amendment No. 1 to the Statement on Schedule 13D filed on January 15, 2002, Amendment No. 2 to the Statement on Schedule 13D filed on February 5, 2002 and Amendment No. 3 to the Statement on Schedule 13D filed on March 15, 2002 (collectively, the "Schedule 13D") by The Value Catalyst Fund Limited ("Catalyst"), Laxey Investors Limited ("LIL"), Laxey Investors L.P. ("LILP") and Laxey Partners Limited ("Laxey") Collin Kingsnorth ("Kingsnorth") and Andrew Pegge ("Pegge" and, together with Catalyst, LIL, LILP, Laxey and Kingsnorth, the "Reporting Persons"), with respect to the shares of Common Stock, $0.001 par value per share (the "Common Stock"), of The Chile Fund, Inc. (the "Fund").


Item 4.  INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) below are hereby amended and restated in their entirety and
Item 5(c) is hereby amended to supplement the original Item 5(c) as follows:

(a) As of the date hereof, Laxey, together with Kingsnorth and Pegge, are the beneficial owners of 1,250 shares of Common Stock, constituting approximately .01% of the shares of Common Stock outstanding. No other person identified in Item 2 beneficially owns any shares of Common Stock.

(b) As of the date hereof, Kingsnorth and Pegge share with Laxey the power to vote and dispose of all 1,250 shares of Common Stock. No other person identified in Item 2 shares the power to vote or dispose of any shares of Common Stock. The information contained in Item 2 relating to the persons identified in this Item 5(b) is incorporated by reference.

(c) During the past 60 days, the following open market sales of Common Stock have been made by Catalyst:

     ------------------------------------------------------------------------
           Date           Number of Shares of Common       Price Per Share
                                  Stock Sold
     ----------------- -------------------------------- ---------------------
         05/28/03                   264,451                     $9.00
     ------------------------------------------------------------------------


         During the past 60 days, the following open market sales of Common Stock have been made by LIL:

     ------------------------------------------------------------------------
           Date           Number of Shares of Common       Price Per Share
                                  Stock Sold
     ----------------- -------------------------------- ---------------------
         05/28/03                   211,250                      $9.00
     ------------------------------------------------------------------------

                                                              Page 9 of 11 Pages


         During the past 60 days, the following open market sales of Common Stock have been made by LILP:

     ------------------------------------------------------------------------
           Date           Number of Shares of Common       Price Per Share
                                  Stock Sold
     ----------------- -------------------------------- ---------------------
         05/28/03                   195,719                      $9.00
     ------------------------------------------------------------------------


         During the past 60 days, the following open market sales of Common Stock have been made on behalf of the Accounts:

     ------------------------------------------------------------------------
           Date           Number of Shares of Common       Price Per Share
                                  Stock Sold
     ----------------- -------------------------------- ---------------------
         05/28/03                   484,178                      $9.00
     ------------------------------------------------------------------------


No separate transactions were undertaken by Kingsnorth or Pegge during the above time period.

(d) Each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock as of May 28, 2003.

..

                                                             Page 10 of 11 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

Dated:  May 28, 2003

                                           THE VALUE CATALYST FUND LIMITED


                                           By:  /s/    Elizabeth Tansell
                                                --------------------------
                                                Name:  Elizabeth Tunsell
                                                Title: Director


                                           LAXEY INVESTORS LIMITED


                                           By:  /s/    Andrew Pegge
                                                --------------------------
                                                Name:  Andrew Pegge
                                                Title: Director


                                           LAXEY PARTNERS LIMITED


                                           By:  /s/    Andrew Pegge
                                                --------------------------
                                                Name:  Andrew Pegge
                                                Title: Director



                                           /s/  Colin Kingsnorth
                                           -------------------------------
                                           Colin Kingsnorth



                                           /s/  Andrew Pegge
                                           -------------------------------
                                           Andrew Pegge

                                                             Page 11 of 11 Pages



                                           LAXEY INVESTORS L.P.

                                           By:  Laxey Partners (GP) Limited, as
                                                General Partner


                                           By:  /s/ Andrew Pegge
                                                -------------------------------
                                                Name:  Andrew Pegge
                                                Title: Director